

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 16, 2013

Via E-mail
Mr. Joseph McMurry
President
Book It Local, Inc.
2003 Symphony Lane
Indian Trail, NC 28079

> **Re: Book It Local, Inc.**
> **Item 4.01 Form 8-K**
> **Filed August 14, 2013**
> **File No. 000-55022**

Dear Mr. McMurry:

We note that your financial statements for the year ended August 31, 2012 were audited by Stan J.H. Lee, CPA. Effective July 30, 2013, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Stan J.H. Lee, CPA. You can find a copy of the order at http://pcaobus.org/Enforcement/Adjudicated/Documents/Lee.pdf

As Stan J.H. Lee, CPA is no longer registered with the PCAOB, you may not include its audit reports or consents in your filings with the Commission. If Stan J.H. Lee, CPA audited a year that you are required to include in your filings with the Commission, you should have a firm that is registered with the PCAOB re-audit that year.

We also note that you filed an Item 4.01 Form 8-K on August 14, 2013. Please file an amended Item 4.01 Form 8-K to include all of the information required by that Item, together with a disclosure that the PCAOB has revoked the registration of your prior auditor, Stan J.H. Lee, CPA. We believe the revocation of the accountant's PCAOB registration and the reasons thereto would likely be information necessary to make the required statements – whether the former accountant resigned, declined to stand for re-election or was dismissed – in light of the circumstances under which they are made not misleading.

If you are unable to obtain an updated Exhibit 16 letter from Stan J.H. Lee, CPA at the time you file your amended Form 8-K, please disclose this fact in the amended Form 8-K.

Once you explain Stan J.H. Lee, CPA's registration revocation in an amended Item 4.01 Form 8-K, you do not need to repeat this disclosure in your next Form 10-K.

Your amended Form 8-K should be filed within four business days of receipt of this letter. Please advise us as to how you intend to address any re-audit requirements no later than August 22, 2013.

If you have any questions, please contact Joe Cascarano, Staff Accountant at 202-551-3376.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director